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                                    FORM 8-A

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         GULF CANADA RESOURCES LIMITED
                          (Exact name of registrant as
                           specified in its charter)

                                     CANADA
                    (State of incorporation or organization)

                                   98-0086499
                      (I.R.S. Employer Identification No.)

                               ONE NORWEST CENTER
                            1700 LINCOLN, SUITE 5000
                          DENVER, COLORADO 80203-4524
                        (Address of principal executive
                          offices, including zip code)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) of the Act:

       TITLE OF EACH CLASS                  NAME OF EACH EXCHANGE ON WHICH
       TO BE SO REGISTERED                  EACH CLASS IS TO BE REGISTERED

  Ordinary Share Purchase Rights                 New York Stock Exchange

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE
                                (Title of class)

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Item 1. Description of Registrant's Securities to be Registered

THE RIGHTS

         On February 19, 1998, the Board of Directors of Gulf Canada Resources Limited (the "Company"), authorized the issuance of one right (a "Right") with respect to each outstanding ordinary share, no par value ("Ordinary Shares"), of the Company as of the close of business on March 12, 1998. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of February 19, 1998, between the Company and Montreal Trust Company of Canada (the "Rights Agent"). Capitalized terms not otherwise defined herein are as defined in the Rights Agreement.

         Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one Ordinary Share at the price of $75 per share, subject to adjustments (the "Exercise Price"). However, if a Flip-in Event occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of Ordinary Shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time. The Rights expire on the termination of the annual meeting of shareholders of the Company in the year 2001 unless earlier terminated by the Board.

OVERVIEW OF THE RIGHTS PLAN

         The Rights Plan utilizes the mechanism of the Permitted Bid to ensure that a person seeking control of the Company allows shareholders and the Board sufficient time to evaluate the bid. The purpose of the Permitted Bid is to allow a potential bidder to avoid the dilutive features of the Rights Plan by making a bid in conformity with the conditions specified in the Permitted Bid provisions. If a person makes a Take-over Bid that is a Permitted Bid, the Rights Plan will not affect the transaction in any respect.

         The Rights Plan should not deter a person seeking to acquire control of the Company if that person is prepared to make a Take-over Bid pursuant to the Permitted Bid requirements or is prepared to negotiate with the Board of Directors. Otherwise, a person will likely find it impractical to acquire 20% or more of the outstanding Ordinary Shares because the Rights Plan will substantially dilute the holdings of a person or group that seeks to acquire such an interest other than by means of a Permitted Bid or on terms approved by the Board of Directors. When a person or group or their transferees become an Acquiring Person, the Rights Beneficially Owned by those persons become void thereby permitting their holdings to be diluted. The possibility of such dilution is intended to encourage such a person to make a Permitted Bid or to seek to negotiate with the Board the terms of an offer which is fair to all shareholders.

TRADING OF RIGHTS

       Until the Separation Time, the Rights will be evidenced only by outstanding Common Share certificates. The Rights Plan provides that, until the Separation Time, the Rights will be transferred with and only with the associated Ordinary Shares. Until the Separation Time, or earlier termination or expiration of the Rights, each new share certificate issued after the Record Time, upon transfer of existing Ordinary Shares or the issuance of additional Ordinary Shares, will display a legend incorporating the terms of the Rights Agreement by reference. As soon as practicable following the Separation Time, separate certificates evidencing the Rights (the



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"Rights Certificates") will be mailed to the holders of record of Ordinary
Shares as of the close of business at the Separation Time, and thereafter the Rights Certificates alone will evidence the Rights.

SEPARATION TIME

         The Rights will separate and trade apart from the Ordinary Shares after the Separation Time. Separation Time means the close of business on the tenth business day after the earlier of (i) the first date (the "Stock Acquisition Date") of public announcement of facts indicating that a person has become an Acquiring Person, (ii) the commencement of, or first public announcement of the intent of any person, other then the Company or any corporation controlled by the Company, to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid or a Take-over Bid in respect of which the Board of Directors has determined to waive the application of the Rights Plan) or (iii) the date upon which a Permitted Bid ceases to be a Permitted Bid or, in any circumstances, such earlier or later date as may be determined by the Board, acting in good faith.

ACQUIRING PERSON AND FLIP-IN EVENT

         An Acquiring Person is, generally, a person who beneficially owns 20% or more of the outstanding Ordinary Shares of the Company. Holders of 20% or more of the outstanding Ordinary Shares as at the date of the Rights Agreement are grandfathered provided that such person shall not thereafter acquire an additional 1.0% of the outstanding Ordinary Shares from time to time except pursuant to certain permitted exceptions. The Rights Agreement provides certain other exceptions to that rule, including a person who acquires 20% or more of the outstanding Ordinary Shares through a Permitted Bid Acquisition, an Exempt Acquisition or in its capacity as an Investment Manager, Trust Company or Plan Trustee, provided in these latter instances that the person is not making or proposing to make a Take-over Bid. The term Acquiring Person does not include the Company or any corporation controlled by the Company. If a person becomes an Acquiring Person (a "Flip-in Event"), each Right will generally convert into the right to purchase from the Company, upon exercise, a number of Ordinary Shares having an aggregate Market Price on the date of the Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may therefore suffer substantial dilution.

PERMITTED BID

         A Flip-in Event does not occur if a Take-over Bid is a Permitted Bid. A Permitted Bid is a Take-over Bid, made by means of a take-over bid circular, which also:

         (i) is made to all registered holders of Ordinary Shares (other than the Offeror);

         (ii) contains, and the take-up and payment for Ordinary Shares tendered or deposited is subject to, an irrevocable and unqualified condition that no Ordinary Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date which is not less than 45 days following the date of the Takeover Bid;

         (iii)   contains irrevocable and unqualified provisions that:

                 (a) unless the Take-over Bid is withdrawn, all Ordinary Shares may be

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                      deposited pursuant to the Take-over Bid at any time prior
                      to the close of business on the date of first take-up or payment for Ordinary Shares under the bid and that all Ordinary Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;

                 (b) more than 50% of the outstanding Ordinary Shares held by persons, other than the Offeror, its Affiliates or Associates and persons acting jointly or in concert with the Offeror (the "Independent Shareholders"), determined as at the date of first take-up or payment for Ordinary Shares under the Take-over Bid, must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Ordinary Shares; and

                 (c) in the event that more than 50% of the then outstanding Ordinary Shares held by Independent Shareholders shall have been deposited to the Take-over Bid, the Offeror will make public announcement of that fact and the Take-over Bid will be extended on the same terms for a period of not less than 10 business days from the date of such public announcement.

         The Rights Plan also provides for a "Competing Permitted Bid", which is a Take-over Bid made during the currency of another Permitted Bid that satisfies all of the requirements of a Permitted Bid except that, provided it is outstanding for a minimum period of 21 days, it may expire on the same date as the initial Permitted Bid.

TAKE-OVER BID

         A Take-over Bid is defined in the Rights Plan as an offer to acquire Ordinary Shares or securities convertible into Ordinary Shares, where the Ordinary Shares subject to the offer to acquire, together with the Ordinary Shares into which the securities subject to the offer to acquire are convertible, and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Ordinary Shares at the date of the offer.

WAIVER AND REDEMPTION

         The Board of Directors of the Company may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event that would result from a Takeover Bid made by way of a take-over bid circular to all holders of Ordinary Shares. In such case, such waiver would be deemed also to be waiver, on the same terms and conditions, in respect of any other Flip-in Event which occurs by reason of another Take-over Bid made prior to the expiry of the Take-over Bid for which the initial waiver was given. The Board of Directors of the Company may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Ordinary Shares. Subject to the prior consent of the holders of Ordinary Shares or of Rights, at any time prior to the occurrence of a Flip-in Event, the Board of Directors may at its option redeem all, but not less than all, of the outstanding Rights at a nominal value.

REGISTRATION OF ORDINARY SHARES

         The offer and sale of the Ordinary Shares issuable upon the exercise of the Rights will be

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registered with the Securities and Exchange Commission, but such registration will not become effective until the Rights become exercisable. The Rights will not be transferable separately from the Ordinary Shares until the Separation Date.

         As of March 2, 1998, there were 348,795,944 Ordinary Shares issued and outstanding and an aggregate of an additional 25,970,800 Ordinary Shares reserved for issuance under the Company's stock option plans. One Right will be distributed to holders of Ordinary Shares for each Ordinary Share owned of recorded by them on March 12, 1998 or issued to holders thereafter. One Right will be issued with respect to each Ordinary Share that shall become outstanding prior to the Separation Time.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner or on terms not in accordance with the Rights Agreement.
The Rights, however, should not deter any prospective offeror willing to make a Permitted Bid in accordance with the terms of the Rights Agreement or to otherwise negotiate in good faith with the Board of Directors, nor should the Rights interfere with any merger or business combination approved by the Board of Directors of the Company prior to an Acquiring Person's acquisition of 20% or more of the Ordinary Shares. In addition, Canadian securities regulatory authorities have stated that they will not permit rights plans to be used to frustrate take-over bids, although they have not determined the period of time during which the plans may be used to delay a take-over bid.

         The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

ITEM 2. EXHIBITS

Exhibit No.                       Description of Exhibit
----------                        ----------------------
    1                 Rights Agreement dated as of February 19, 1998
                      between the Company and Montreal Trust Company if
                      Canada, as Rights Agent, which includes as Exhibit A
                      thereto, the form of Certificate of Designations,
                      Preferences and Rights, as Exhibit B thereto the
                      form of Rights Certificate and as Exhibit C thereto
                      the Summary of Rights.


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                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



Date: March 9, 1998                             GULF CANADA RESOURCES LIMITED

                                                By:  /s/ Richard Auchinleck
                                                    ---------------------------
                                                Name:    Richard Auchinleck
                                                Title:   President and Chief
                                                         Executive Officer






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                               INDEX TO EXHIBITS


         EXHIBIT NO.                         DESCRIPTION OF EXHIBIT
       ---------------                       -----------------------

             1 Rights Agreement dated as of February 19, 1998 between the Company and Montreal Trust Company of Canada, as Rights Agent, which includes as Exhibit A thereto, the form of Certificate of Designations, Preferences and Rights, as Exhibit B thereto the form of Rights Certificate and as Exhibit C thereto the Summary of Rights.